SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-3352	kwallach@stblaw.com

AUGUST 8, 2008

VIA DHL AND EDGAR

Re:	AGA Medical Holdings, Inc. – Registration
Statement on Form S-1, File No.: 333-151822

Russel Mancuso
Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Dear Messrs. Mancuso and Mumford:

On behalf of AGA Medical Holdings, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated July 17, 2008 (the “comment letter”), relating to the above-referenced Registration Statement on Form S-1 filed on June 20, 2008 (the “Registration Statement”).  The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration

Statement (“Amendment No. 1”), which reflects these revisions and generally updates financial and other information.

Set forth below are the Company’s responses to the Staff’s comments as set forth in the comment letter.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.  Unless otherwise noted, page references in the text of this letter correspond to the pages of Amendment No. 1.

Prospectus Cover Page

1.                                       We note your omission of substantial required disclosure from your filing, including nearly all exhibits and the information regarding your beneficial ownership. Please ensure that your offering schedule includes sufficient time for review and resolution of potentially significant additional comments after you file all required information. Also, please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range.

The Company has included additional information, including a significant portion of the exhibits and information regarding beneficial ownership of the Company’s shares, in Amendment No. 1 in response to the Staff’s comment.  The Company will file any remaining exhibits in one or more future pre-effective amendments.  The Company confirms that any preliminary prospectus that the Company circulates will include all non-Rule 430A information, including price range and related information based on a bona fide estimate of the public offering within that range. Amendment No. 1 does not yet include a price range or related information. The Company understands that the Staff may have additional comments once the price range and related information have been included.

Graphics

2.                                       We note from the disclosure at the bottom of your graphics that you have “filed for HDE designation in the United States” for the identified products. Rather than using a technical term that is defined only later in the document, please explain what this means in concrete, everyday language, including whether the products are currently available in the United States.

In response to the Staff’s comment, the Company has revised the disclosure to simply state that the product has not been approved for use in the United States. Please see the inside cover page of the prospectus included in Amendment No. 1.

3.                                       Please tell us the reason for the last sentence on the inside front cover. If there is a risk of confusing your company or products with others, please tell us why this is not clarified in the prospectus summary.

The Company notes the Staff’s comment.  The Company’s products are marketed under the AMPLATZER® trademark both in the United States and in foreign countries.  The Company does not believe there is any risk of confusion with respect to the sale of its products in the marketplace under its trademark.  However, the language relates to a settlement with AGA Aktiebolag, a Swedish company, for use of the “agamedical.com” internet domain name.  AGA Aktiebolag is a gas manufacturer, including gases used by hospitals, such as oxygen.  The settlement agreement freely authorizes the Company to use the name AGA Medical Corporation in its business, provided that the Company includes the disclosure appearing on the inside front cover.

Basis of Presentation, page ii

4.                                       Your risk factors must follow your one-page prospectus cover or your prospectus summary. Although we do not object to the placement of the information on your table of contents page, other information should be disclosed in a more appropriate section of your document.

In response to the Staff’s comment, the Company has repositioned the information included in pages ii and iii of the Registration Statement to pages 32-33 of Amendment No. 1, so that the prospectus summary immediately follows the prospectus cover page and table of contents.

Industry Data, page ii

5.                                       We note your disclosure about industry data. Regarding all data other than the Easton Associates data mentioned on page iii, please tell us whether all industry data you cite in your document is publicly available. Also tell us:

•                  how you confirmed that the data reflects the most recent available information,

•                  whether the industry reports were prepared for use in your registration statement

•                  whether you paid for the compilation of the data, and

•                  whether the authors of the data consented to your use of it in the registration statement.

If you were affiliated with the preparation of the data, please ensure that your disclosure in the body of the prospectus clearly indicates the nature of all such affiliations.

The Company respectfully advises the Staff that, other than the Easton Associates data, the industry data cited in the Registration Statement is generally available, either free of charge or to subscribers to the services of these third parties.  In addition, the Company respectfully advises the Staff that none of such data was prepared specifically for the filing of the Registration

Statement and that it has not paid for the compilation of the data.  Finally, the Company confirms that it believes that the data reflects the most recent available information based on the Company’s knowledge of the markets for its products and the information available with respect thereto.  The Company confirms that it was not affiliated with the preparation of the data.

Our Business, page 1

6.                                       Please provide independent, objective support for the statements you make in the summary about your products and market position. For example, we note your statement that you are a “leading innovator and manufacturer of medical devices...,” that your products “have been clinically shown to be safe and highly effective,” that you are the “only manufacturer” with devices approved to close six different heart defects and you have the “leading market position in the United States and Europe.”

Simultaneously with the filing of Amendment No. 1, the Company is supplementally providing the Staff copies of various third-party data relied upon for certain statements the Company makes in the summary, including the ones about the Company’s products and market position (collectively, the “Supporting Materials”).  The Supporting Materials have been enclosed for the Staff’s review on a supplemental basis in a separate binder.  The portions that support the Company’s disclosure are clearly indicated for your convenience.  Pursuant to Rule 418(b) under the Securities Act of 1933, as amended (the “Securities Act”), the Supporting Materials are being provided to the Staff on a supplemental basis only and are not to be deemed filed with or deemed part of the Registration Statement. Pursuant to Rule 418, and on behalf of the Company, we request that the Supporting Materials be returned to the Company upon completion of your review thereof.  Please call us when you have completed your review, and we will arrange for the Supporting Materials to be picked up from you.

7.                                       If you elect to highlight product safety in your prospectus summary, please balance your summary with equally prominent disclosure of adverse events.

In response to the Staff’s comment, the Company has revised the disclosure to delete the reference to product safety in the prospectus summary.  Please see page 1 of Amendment No. 1.

8.                                       We note your financial disclosure at the end of the first paragraph. Please balance your disclosure about growing sales with your decreasing net income for the same period.

The Company respectfully advises the Staff that the Company’s net income did not decrease for the period from 2005 to 2007.  While net income decreased from 2006 to 2007, it increased from a net loss of $48.8 million for 2005 to net income of $6.1 million in 2007.  Accordingly, the Company respectfully submits that, in this case, disclosure of net income would not be informative to investors because there was no consistent net income trend during the period.  In addition, the prospectus summary contains “Summary Financial Data” that includes information regarding the Company’s net income for the past three years.

9.                                       We note your disclosure in the first bullet point on page 1.

•                  Please provide us with independent objective support that there is a “growing body of evidence” that links PFO to certain types of strokes and migraines.

The Company respectfully advises the Staff that it has enclosed such independent objective support as part of the Supporting Materials.

•                  You state that, if you can establish a successful outcome, you will immediately prepare a PMA application. This implies that it will be a short time until you can bring the product to market. Please briefly describe the length of time after such outcome and other hurdles that exist before you can bring such a product to market.

In response to the Staff’s comment, the Company has revised the disclosure to avoid implying that it will be a short time until the Company can bring the product to the market after a successful outcome in the clinical trial is achieved.  Please see page 1 of Amendment No. 1.  The Company respectfully advises the Staff that, after a successful outcome is achieved, it expects to be able to file a PMA application with the FDA within three to six months.  As disclosed in page 93 of Amendment No. 1, following receipt of a PMA application, the FDA will accept the application for review once it determines that the application is sufficiently complete to permit a substantive review.  The FDA, by statute and regulation, has 180 days to review a PMA application, although the review of an application often occurs over a significantly longer period of time and can take up to several years.  Once the FDA has approved the PMA application, the product can be brought to the market.  The Company respectfully confirms that it does not expect any other hurdles to exist before beginning to market the product.

•                  Please revise your disclosure to explain what you mean when you say “[i]f the stopping rules are not achieved with 500 patients...”

The Company has revised the disclosure in response to the Staff’s comment.  Please see page 1 of Amendment No. 1.

10.                                 Regarding your second and third bullet points on pages 1 and 2 where you state that you are going to file for CE Mark and apply to the FDA for your products, please briefly describe the length of time such file and application process may take and identify other hurdles before you can bring such a product to market.

The Company has revised the disclosure in response to the Staff’s comment.  Please see page 2 of Amendment No. 1.  The Company respectfully advises the Staff that, according to its estimates, the CE Mark review process would usually take from 90 to 180 days from the date of submission, and the Company would be able to begin marketing the product in Europe once the CE Mark has been granted.  The Company also estimates that clinical trials in the United States for the type of products identified would usually take from two to three years, after which the Company would be able to file for a PMA application with the FDA.  As disclosed above in response to comment 9 and in page 93 of Amendment No. 1., following receipt of a PMA application, the FDA will accept the application for review once it determines that the application is sufficiently complete to permit a substantive review.  The FDA, by statute and regulation, has 180 days to review a PMA application, although the review of an application often occurs over a significantly longer period of time and can take up to several years.  Once the FDA has approved the PMA application, the product can be brought to the market.  The Company respectfully confirms that it does not expect any other hurdles to exist before beginning to market the product.

11.                                 We note your disclosure in the second bullet point on page 3. Please tell us how you calculated the reported closure rates from physicians. For example, tell us whether you relied on a statistically significant sample of physician reports.

The Company respectfully submits that the reported closure rate for PFO from physicians was collected from five peer reviewed articles in which AMPLATZER devices were used to close PFOs.  The average for all patients was 97% closure rate at six months.  The Company calculated a confidence interval at 95%.  This suggests with 95% confidence, given the sample size, that an average physician should achieve a closure rate of 97%.  The method of calculation and the journal references are included with the Supporting Materials being supplementally provided to the Staff.  In addition, the Company respectfully submits clinical publications that report a statistically significant closure rate of approximately 96% for the ASD device arm of the study.  These clinical publications also provide other journal references, and the Company believes they support the statement made by the Company in the document.  Finally, the Company respectfully advises the Staff that it has revised the disclosure to make clear that the statement is made based on clinical publications.  Please see page 3 of Amendment No. 1.

Investment risks, page 4

12.                                 We note that you present your risks in one, long, complex paragraph, while you disclose your advantages in separately explained bullet points. Please disclose risks with equal prominence as your advantages.

In response to the Staff’s comment, the Company has revised the disclosure in the prospectus summary relating to the risks it faces to present them in equal prominence to its advantages.  Please see page 4 of Amendment No. 1.

Preferred Stock Purchase Rights, page 5

13.                                 Please briefly highlight the purpose of the rights plan.

In response to the Staff’s comment, the Company has revised the disclosure to add a brief description of the purpose of the rights plan.  Please see page 5 of Amendment No. 1.

Summary Financial Data, page 7

14.                                 In the discussion on page 7 you indicate that the “as adjusted” balance sheet reflects the conversion of the Class B common stock into common stock at the consummation of this offering. We note that there is no discussion of the Class B common stock in the table of adjustments on page 8 and no Class B common shares are issued and outstanding on your balance sheets. Please tell us why the as adjusted balance sheet data reflects the conversion of the Class B common stock.

In response to the Staff’s comment, the Company has revised the disclosure to delete the reference to the Class B common stock as no Class B common stock was outstanding as of June 30, 2008.  Please see page 7 of Amendment No. 1.

15.                                 We note on pages 59-60 that Consolidated EBITDA is a measure used to monitor your compliance with debt covenants. If EBIDTA is included on pages 8 and 9 in response to material debt covenants tell us the specific debt agreements that include these covenants. In addition, the discussion of this measure should be moved to the liquidity section of MD&A and you should provide all the disclosures required by Question 10 included in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

The Company respectfully informs the Staff that EBIDTA is not included on pages 8 and 9 in response to material debt covenants.  The term Consolidated EBITDA, which is referenced on pages 62 and 63 of Amendment No. 1, relates to the financials covenants under the Company’s senior secured credit facility and includes adjustments to EBITDA.  These adjustments are not included on pages 8 and 9.  As explained on pages 8 and 9, the Company believes that EBITDA is useful to investors as a performance measure.  The Company, in accordance with item 10(e)(ii)(A) of Regulation S-K, respectfully submits to the Staff that registrants are permitted to include EBITDA in their filings with the Staff.  In addition, the Company respectfully submits that it has included on pages 62 and 63 of Amendment No. 1 the information about the financial covenants that is material to an investor’s understanding of the Company’s financial condition and liquidity.

Risk Factors, page 10

16.                                 Please revise the last sentence of the first paragraph to remove the implication that you have omitted material risks.

The Company has revised the disclosure in response to the Staff’s comment.  Please see page 10 of Amendment No. 1.

17.                                 With a view toward addition of an appropriate risk factor, please tell us about the disputes with distributors that you mention on page 46 as the primary reason for increased doubtful accounts.

The Company respectfully submits to the Staff that it does not believe its historical amounts recorded for doubtful accounts are material or that any of these disputes present a significant risk to the Company in the foreseeable future; nor does the Company believe that there is any trend evidencing an increase in doubtful accounts.  Accordingly, the Company has revised the disclosure to eliminate any reference to these amounts.

In certain international markets, page 16

18.                                 With a view toward disclosure, please tell us the portion of your business derived from the distributor terminated in April 2008.

The Company respectfully advises the Staff that the portion of its business derived from its distributor terminated in April 2008, or any other distributor, is not material as a percentage of the total business and thus not material to an investor.  For commercial reasons, the Company has not quantified such portion of its business.

We may fail to comply, page 22

19.                                 Please clarify when you submitted to the FDA your letter requesting that the October 2006 recall be closed. Also disclose any material reasons for the any delay in closing.

In response to the Staff’s comment, the Company has revised the disclosure to clarify when the letter to the FDA was submitted.  Please see page 22 of Amendment No. 1.  The Company respectfully informs the Staff that it recently contacted the appropriate FDA office to follow-up on the close of the recall and received confirmation that there was no additional information needed from the Company to close the recall.  The Company respectfully confirms to the Staff that it is not aware of any material reason for any delay in closing.

Modifications, page 23

20.                                 If you have made modifications that you have not submitted for FDA review, please highlight the extent of those changes.

The Company confirms that all modifications to its existing products that would require new regulatory approvals or would trigger a recall or force the Company to cease marketing of the product have been submitted for review by the FDA.

Risks Related to our Debt, page 26

21.                                 Please file the documents governing the debt that generates these risks.

The Company respectfully advises the Staff that it has filed as part of Amendment No. 1 the documents governing the debt that generates these risks.

Use of Proceeds, page 33

22.                                 We note that you have identified affiliates of Deutsche Bank Securities Inc and Lehman Brothers as underwriters who will receive a portion of your net proceeds from the offering. As it appears affiliates of your lenders Bank of America, Wachovia and Citicorp are listed as underwriters, it is unclear why you limit your disclosure here to the other two underwriters. Are they the only underwriters who are parties to the Tranche B term loan facility?

The Company has revised the disclosure in response to the Staff’s comment to clarify why Deutsche Bank Securities Inc. and Lehman Brothers Inc. will be the only underwriters whose affiliates will receive a portion of the Company’s net proceeds from the offering.  The credit commitments of Citicorp USA, Inc., Bank of America, N.A. and Wachovia Bank, National Association under the Tranche B term loan facility have not been drawn, and therefore these entities will not receive any of the Company’s net proceeds from the offering.  Affiliates of Deutsche Bank Securities Inc. and Lehman Brothers Inc. will receive a portion of the Company’s net proceeds from the offering because they are lenders with outstanding debt under the Tranche B term loan facility.  Please see page 35 of Amendment No. 1.

23.                                 Please identify those affiliates who will be receiving proceeds from the offering, and clearly indicate how they are affiliated with you. Also quantify the amount to be paid to each affiliate.

The Company has revised the disclosure in response to the Staff’s comment.  Please see page 35 of Amendment No. 1.

24.                                 We note your disclosure in the penultimate full paragraph on page F-23 regarding redemption of your Series A preferred stock upon an initial public offering. With a view towards disclosure, please tell us how the Series A preferred stock can convert to common stock prior to an initial public offering and how this offering will affect the redemption feature.

The Company respectfully advises the Staff that the redemption obligation can be waived by a majority in voting power of the holders of the issued and outstanding Series A preferred stock.  Following such waiver, the Series A preferred stock will be converted immediately prior to consummation of the initial public offering with the approval of the holders of the issued and outstanding Series A preferred stock.  The controlling stockholders of the Company have advised the Company that they intend to waive the redemption obligation in order to be able to convert the Series A preferred stock as described in Amendment No. 1.

Capitalization — page 35

25.                                 Please revise to remove the caption relating to cash, cash equivalents, and marketable securities from your presentation of capitalization.

The Company has revised the disclosure in response to the Staff’s comment. Please see page 37 of Amendment No. 1.

26.                                 Please revise the capitalization table to separately disclose the effects of the conversion of the Series A preferred stock and Class A and B common stock and the estimated net proceeds of the offering. The conversion of the stock should be included in a “pro forma” column. The estimated net proceeds from the offering should be in a separate “pro forma as adjusted” column.

The Company has revised the disclosure in response to the Staff’s comment. Please see page 37 of Amendment No. 1.

Selected Financial Data, page 39

27.                                 We note on page 34 that you have paid cash dividends. Please revise the data to present the information about cash dividends required by Instruction 2 to Item 301 of Regulation S-K.

The Company has revised the disclosure in response to the Staff’s comment. Please see page 42 of Amendment No. 1.

Management’s Discussion and Analysis, starting on page 41

Litigation Settlement, page 44

28.                                 We note that you capitalized $1 million of your patent infringement settlement payment. Please tell us the reason that this amount was capitalized and the basis for your treatment.

The Company has revised the disclosure in response to the Staff’s comment. Please see page 46 of Amendment No. 1.

In-Process Research and Development, page 44

29.                                 Please provide the following disclosures for the significant in-process research and development charge from the July 2005 reorganization:

•                  The nature of the projects acquired with a summary of values assigned to each significant project,

•                  The stage of completion of the projects at the acquisition date,

•                  The nature and timing of the remaining efforts for completion of the projects,

•                  The estimated costs to complete the projects,

•                  The anticipated completion date and when you expect to begin benefiting from the in-process research and development,

•                  An explanation of material variations between projected results and actual results and how the failure to achieve projected results impacted your expected return on investment and future results.

The Company has revised the disclosure in response to the Staff’s comment. Please see page 47 of Amendment No. 1.  The Company respectfully advises the Staff, however, that at this point in time the Company is not in a position to address material variations between projected and actual results.  The valuation for each project was based on assumptions made at the time of the July 2005 reorganization, and the Company advises the Staff that many of these projects are still in various stages of development and have not yet reached commercial status.  As of the date hereof, actual costs have generally not been materially different from the costs estimates, but those could increase if the Company does not achieve the timelines that initially were set.

Critical Accounting Policies

Stock-based Compensation, page 48

30.                                 Once you have a pricing range, please provide the following disclosures in MD&A:

•                  The aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range; and,

The Company respectfully confirms to the Staff that it will add the information relating to intrinsic value of all outstanding options based on the midpoint of the estimated initial public offering pricing range in a future filing with the Staff once it has an estimated IPO price range.

•                  A discussion of each significant factor contributing to any difference between the estimated fair value as of the date of grant and the estimated IPO price (or pricing range) for options granted during the twelve months prior to the date of the most recent balance sheet.

The Company respectfully advises the Staff that, as disclosed in page 52 of Amendment No. 1, the fair value of its common stock at the grant dates during the twelve months prior to June 30, 2008 was $1.99 and $2.75 per share.  In order to determine the $1.99 fair value, the Company’s board of directors relied on, among other factors,  an independent valuation carried out in June 2007. In order to determine the $2.75 fair value, the Company’s board of directors relied on, among other factors, valuations presented to its stockholders and members of management by certain of the underwriters of this offering.  The Company respectfully advises the Staff that, although it is not yet possible to determine the IPO price range, the Company expects it to exceed the referred-to estimated fair values of its common stock.  The significant factors contributing to the difference include the following:

(1)                                  the IPO price will not include the discount for the lack of liquidity of the Company’s common stock prior to the IPO;

(2)                                  the IPO price will not include the discount related to the negative effect of the outstanding Series A preferred stock liquidation preferences;

(3)                                  the IPO price will be based on then-current financial performance and outlook for the Company which has improved since the dates of grant; and

(4)                                  the development of the research and development pipeline of the Company over the ordinary course of its business, including the progression of clinical trials and the marketing of additional products.

The Company respectfully informs the Staff that it intends to include disclosure similar to the above in the Registration Statement once it includes an estimated IPO price range therein.

Results of Operations, page 51-55

31.                                 We note that throughout MD&A you cite a number of reasons for changes in net sales, costs of goods sold, selling, general and administrative expenses, and research and development expenses. When you cite more than one factor in explaining a significant change in a financial statement item, please quantify and discuss each of the factors that contributed to the significant changes. For example, please quantify the effect of changes in sales volume or average selling prices, new products, etc. on your net sales.

The Company has revised the disclosure in response to the Staff’s comment.  Please see pages 54 to 58 of Amendment No. 1.

32.                                 With a view toward disclosure, please tell us the effect of currency values on your prices. Quantify where possible.

The Company respectfully advises the Staff that historically the effect of currency has not had a material impact on its prices.  As discussed on page 66 of Amendment No. 1, as the Company increases its direct sales force outside the United States, and thus prices its products in local currency, the effect of currency values may have a greater effect in the future.

Liquidity, page 56

33.                                 Please clarify whether your reference to “foreseeable future” refers to your short-term or long-term (greater than 12 months) liquidity.

The Company has revised the disclosure in response to the Staff’s comment.  Please see page 59 of Amendment No. 1.

Contractual Commitments, page 60

34.                                 Regulation S-K Item 303(a)(5) requires this table to be presented as of year end. Although you may also show changes since year end by footnote, another table or otherwise, the table required by Item 303(a)(5) must be presented.

The Company has revised the disclosure in response to the Staff’s comment. Please see page 63 of Amendment No. 1.

Business, page 63

35.                                 Please provide the five-year development history required by Regulation S-K Item 101(a). For example, if your 2005 reorganization resulted in change of control, please say so directly and explain how the control changed. We also note your disclosure on page 52 under “Selling, general and administrative” that appears to indicate that you established your United States direct sales force in 2007.

The Company has revised the disclosure in response to the Staff’s comment. Please see pages 75 and 76 of Amendment No. 1.  In addition, the Company has revised the disclosure under “Selling, general and administrative” to clarify that its direct sales force in the United States was expanded, rather than established, in 2007.  Please see page 55 of Amendment No. 1.

Fraud and Abuse, page 91

36.                                 We note the last sentence of this section where you indicate that you cannot assure investors that you will be able to comply with the fraud and abuse laws and regulations. Please clarify the reason for the doubt, particularly given your disclosure on page 21 that you are in compliance.

The Company has revised the disclosure to delete the sentence referred to in the Staff’s comment. Please see page 97 of Amendment No. 1.

Management, page 95

37.                                 Please tell us why the Vice President of World Wide Sales and Marketing identified on your website is not identified in this table as an executive officer.

The Company respectfully advises the Staff that the Vice President of Worldwide Sales and Marketing is not in charge of any principal business unit, division or function and does not perform any policy-making function.  The Company’s Chief Executive Officer is in charge of its sales and marketing function. As a result, the Vice President of Worldwide Sales and Marketing does not qualify as an executive officer of the Company.  The role of the Vice President of Worldwide Sales and Marketing is to assist the Company’s Chief Executive Officer in implementing the sales and marketing strategy, but he does not establish policy in that regard.  In addition, none of the Company’s international direct sales operations report to him, and key country managers report to the Chief Executive Officer.  The Company is also in the process of recruiting a Vice President of North American Sales that will report to the Chief Executive Officer and have responsibility for implementing the sales strategy for the Company in the United States and Canada.  The Company expects to modify the title of the Vice President of Worldwide Sales and Marketing to more appropriately reflect his responsibilities after the Vice President of North American Sales is hired.

Director Compensation, page 101

38.                                 Please provide us your analysis of why it is appropriate to exclude from the Director Compensation Table the $120,000 annual retainer paid to Mr. Thompson’s law firm as part of your agreement with him. Cite all authority on which you rely.

The Company has revised the disclosure in response to the Staff’s comment.  Please see page 107 of Amendment No. 1.

Compensation Discussion and Analysis, page 102

Compensation Determination Process, page 103

39.                                 Please reconcile your disclosure that you have did not benchmark compensation before 2008 with your statements that the committee considered compensation at other private and public companies in which WCAS has significant equity interests. If you did benchmark, please identify the component companies.

The Company respectfully advises the Staff that it did not formally benchmark any element of executive compensation to that at other companies prior to 2008.  The Company’s executive compensation program was designed based upon WCAS’s general knowledge of “market” compensation practices, its compensation policy with respect to executives at its portfolio companies and the application of such knowledge and policy to successfully attract the executive candidates of choice to the Company.  In such process, the Company’s Compensation Committee did not consider compensation practices at any specific companies.  The Company has revised the disclosure under “Compensation Determination Process” accordingly to clarify that it did not engage in benchmarking.  Please see pages 108 and 109 of Amendment No. 1.

40.                                 Please clarify the role of the executive search firm mentioned at the top of page 104. Based on your disclosure under “Base Salaries,” it appears that the firm might have provided you information that you used to benchmark compensation.  If so, please provide the information regarding the benchmarking required by Regulation S-K Item 402(b).

As indicated in the Company’s response to comment #39 above, the Company respectfully advises the Staff that it did not engage in benchmarking any element of executive compensation prior to 2008. The executive search firm was engaged by the Company to identify candidates for the defined positions that met the job specifications and, once identified, to attract such candidates through the recruitment process to the Company.  At the end of the recruitment process, the search firm worked with the Company to close the hiring of the executive candidates, which involved helping the Company understand the compensation expectations of the desired candidates.  The executive search firm did not otherwise provide any guidance about compensation or any information that was used to benchmark compensation.  The Company has revised the disclosure under “Compensation Determination Process” and under “Base Salary” to clarify that the executive search firm did not play a role in benchmarking compensation.  Please see pages 108 and 109 of Amendment No. 1.

Base Salary, page 104

41.                                 Please describe the reasons for the 5% increase in December 2006 for Mr. Barr and the 4.92% increase in January 2008 for Mr. Gougeon, Mr. Barr and Ms. Makes.

In response to the Staff’s comment, the Company has revised the disclosure under “Base Salary” to describe the reasons for the respective increases in base salary of the named executive officers.  Please see pages 108 and 109 of Amendment No. 1.

42.                                 Please disclose the results of the April 2008 evaluation and benchmarking mentioned in the first full paragraph on page 104.

The Company respectfully advises the Staff that, although the results of the April 2008 evaluation of executive compensation have been drafted for the Company’s management review, they have not yet been finalized and presented to the Company’s Compensation Committee.  The Company will disclose the results in a subsequent amendment to the Registration Statement to the extent they are finalized and approved by the committee prior to the effectiveness of the Registration Statement.

Annual Cash Incentive Payments, page 105

43.                                 We note that you have not provided a quantitative discussion of the necessary targets to be achieved in order for your executive officers to earn their discretionary annual bonuses. Provide such disclosure of the targets or alternatively tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b).

The Company respectfully advises the Staff that it does not have a quantitative target that must be achieved in order for the executive officers to earn their annual cash incentive payments.  As disclosed on page 110 of Amendment No. 1 under “Annual Cash Incentive Payments,” the target annual cash incentive payment for each of the named executive officers for the 2007 performance year was set at 50% of the individual officer’s base salary for 2007.   There is no single quantitative target that must be achieved in order to earn the target level of bonus.  Rather, every year, the Company’s executive officers identify a number of different goals (referred to as the “Corporate Top Ten Objectives”) that are the most important value-creating deliverables for the Company for that year, and the executive officers’ qualitative determinations as to whether the targets were met are taken into account in determining the level of bonus for each executive officer.  Specifically, at the end of each year, each of the Company’s executive officers rates his or her individual performance and departmental performance as “above target,” “target” or “below target” for each goal.  Each executive officer then uses these ratings to come up with an overall level of achievement by the individual officer and his or her department, which are then used by the Company’s Compensation Committee to determine an overall level of achievement for the Company.  The ultimate decision as to whether to grant the target bonus amount to an executive officer is made by the Compensation Committee of the Company by considering the Company’s level of overall achievement, the individual officer’s contribution to the achievement of such goals and an evaluation of such individual’s performance by the Chief Executive Officer and, in the case of the Chief Executive Officer, a self-evaluation based on feedback from staff and, in the future, on recommendation from the Company’s Corporate Development Committee.  The Company believes that the existing disclosure clearly explains this process, and as the determination of whether the target was met is a qualitative one involving a number of different objectives, a quantitative discussion would not be appropriate.

44.                                 Please describe the specific reasons for the differences among the bonus percentages mentioned at the bottom of page 106.

The Company respectfully advises the Staff that differences among the bonus percentages reflect what the Chief Executive Officer believed was the relative contribution of each executive officer to the Company’s achievement of Corporate Top Ten Objectives based upon an evaluation of each executive officer’s performance against the Corporate Top Ten Objectives and, with respect to himself, an evaluation of his own performance based on feedback from the staff.  The Chief Executive Officer recommended these percentages to the Compensation Committee, and the Compensation Committee approved them.  The Company has revised the disclosure to reflect this description.  Please page 112 of Amendment No. 1.

45.                                 Please disclose the reasons for Mr. Barr’s 2006 retention bonus as described in note 3 to the Summary Compensation Table and why the payments were made in 2006 and 2008, but not 2007.

The Company has revised the disclosure in response to the Staff’s comment.  Please see page 112 of Amendment No. 1.

Long Term Equity Incentives, page 107

46.                                 Please explain how you determined the amounts of stock options to be granted to your executive officers. Please describe the elements of individual performance and contribution that are taken into account in granting these options. Your revised disclosure also should clarify the reasons for the relative size of the grants and different vesting schedules among the officers.

The Company respectfully advises the Staff that, as disclosed, the then Chief Executive Officer, who is a controlling stockholder, has not received any stock option grants.  The amounts of stock options granted to the then Chief Operating Officer and Chief Financial Officer were determined as part of the terms of the individual officer’s employment agreement at the time of his or her initial hire and not due to the individual officer’s performance and contribution.  The relative sizes of the grants were in part based on WCAS’s general market knowledge and policy with respect to chief operating officers and chief financial officers at other private companies in its portfolio.  The options granted to these named executive officers vest over a five-year period. The amount of stock options granted to the General Counsel in 2007 was determined as part of the terms of Mr. Lund’s independent contractor agreement with the Company, pursuant to which he served during that year as the Company’s General Counsel.  The options granted to the General Counsel vest over a three-year period because his independent contractor agreement with the Company has a term of three years.  The Company has revised the disclosure in response to the Staff’s comment.  Please see page 112 of Amendment No. 1.  In addition, the Company has revised the disclosure to add that, on July 1, 2008, the Company entered into a three-year employment agreement with Mr. Lund pursuant to which he continues to serve as the Company’s General Counsel.  This agreement entitles Mr. Lund to receive 300,000 additional stock options, which vest approximately 33% each year over the three-year term of such employment agreement.

Certain Relationships and Related Transactions, page 119

47.                                 Please disclose the rate at which the securities issued to related parties will be converted into common stock in connection with this offering.

In response to the Staff’s comment, the Company has revised the disclosure to add the rate at which the securities issued to related parties will be converted into common stock in connection with this offering. Please see page 126 of Amendment No. 1.

48.                                 Given your disclosure on page 34, please tell us why this section does not indicate the amount of the dividend payments to affiliates.

The Company has revised the disclosure to include the amounts of dividends paid to affiliates.  Please see page 126 of Amendment No. 1.

49.                                 Please disclose in this section the redemption mentioned at the bottom of page 41 and on pages 58 and F-24.

The Company has revised the disclosure in response to the Staff’s comment.  Please see page 126 of Amendment No. 1.

50.                                 With a view toward disclosure in an appropriate section of your document, please tell us about the royalty agreements mentioned on pages 60 and F-27. Include the parties to the agreements and their relationship to you, the reason you agreed to the royalty payments, and whether the royalty rates are fixed or change in a manner that represents a known trend affecting your operating results.

The Company respectfully advises the Staff that it has made and expects to make royalty payments under two royalty payment agreements relating to patented technology for which the patents in question have been assigned to the Company, namely: (i) a royalty-bearing research-related agreement with Dr. Kurt Amplatz, the Company founder, under which the Company pays Dr. Amplatz a fixed percentage of royalties on Company products that incorporate certain patented technology for which Dr. Amplatz is a named inventor; and (ii) a royalty payment agreement with Curtis Amplatz, Dr. Amplatz’s son, under which the Company pays Curtis Amplatz a fixed percentage of royalties throughout the life of certain of the Company’s patents for which Curtis Amplatz is the named inventor.  In the case of both agreements, neither Dr. Amplatz nor Curtis Amplatz was under any contractual or other legal obligation to assign their respective patent rights in the patents in question to the Company, and the royalty payments under these agreements are consideration for such assignments. In other words, the Company agreed to pay these individuals royalties in order to secure title to certain patented technology they invented and as a condition of their assignments of their patent rights in such technology to the Company.  Current consultants and employees are required to execute assignments prior to performing services for the Company without further consideration, thereby obviating the need for any additional royalty payment agreements with them, and thus the Company does not believe it is a known trend affecting its operating results.  The Company has revised the disclosure on pages 63 and 64 of Amendment No. 1 in response to the Staff’s comment.

Loans to Stockholders, page 121

51.                                 Please clarify how amounts were due in connection with the July 2005 reorganization to the related parties you mention in this section.

The Company respectfully clarifies to the Staff that, in connection with the July 2005 reorganization and as disclosed on page 126 of Amendment No. 1 AGA Medical Corporation purchased and redeemed all of the outstanding shares of common stock owned by Mr. Afremov and paid dividends to both Mr. Afremov and Mr. Gougeon.

Review, Approval or Ratification of Transactions with Related Parties, page 121

52.                                 Please provide the disclosure requested by Item 404(b)(1)(ii) as it is unclear what you mean when you state “in accordance with applicable law governing the approval of such transactions.” Also disclose when it is “necessary” to obtain “formal audit committee review,” and distinguish those circumstances from when you require audit committee ratification.

The Company has revised the disclosure in response to the Staff’s comment.  Please see page 126 of Amendment No. 1.

Principal and Selling Stockholders, page 122

53.                                 We note your disclosure in footnote 1. Please identify all individuals with beneficial ownership over the shares represented in the table. For example, please identify those individuals with dispositive power over the shares where Welsh Carson holds the voting control.

The Company respectfully advises the Staff that WCAS IX Associates LLC and WCAS CP IV Associates LLC are the general partners of Welsh, Carson, Anderson and Stowe IX, L.P. and WCAS Capital Partners IV, L.P. respectively.  The Company has been advised by such stockholders that investment and voting decisions for both the entities are made jointly by three or more individuals and no one individual has a controlling decision. Under the “rule of three,” laid down in the no-action letter to Southland Corp., (Aug. 10, 1987), if voting or investment decisions with respect to the securities require a vote of a majority of three or more persons, none of them is deemed the beneficial owner of those securities for purposes of Rule 13d-3.  Based upon this analysis, the Company respectfully submits that no individual managing member of either entity exercises investment and voting control over the securities, except with respect to the shares in which he holds a direct pecuniary interest.

54.                                 With a view toward disclosure, please tell us when the selling stockholders acquired their shares being offered and the consideration paid.

The Company respectfully advises the Staff that the shares being offered by the selling stockholders were acquired in connection with the July 2005 reorganization as disclosed in pages 43 and 75 of Amendment No. 1. On July 28, 2005, the WCAS Stockholders and Mr. Gougeon entered into a Contribution and Exchange Agreement in which their AGA Medical Corporation stock (Series A preferred stock for the WCAS Stockholders and common stock for Mr. Gougeon) was contributed to the Company.  The Company then issued 20,000,000 shares of Class A common stock and 147,000,000 shares of common stock to Mr. Gougeon and 128,524,247 shares of Series A preferred stock the the WCAS Stockholders.  In addition, as disclosed on page 130 of Amendment No. 1 in April 2008, the WCAS Stockholders acquired 31,104,00 shares of the Company’s common stock, but these shares were not sold by the Company and rather by Mr. Gougeon.  The Company respectfully advises the Staff that, once the reverse stock split has been set, disclosure on the average share price paid by the existing stockholders as compared to the initial public offering price will be provided at the table included at the end of the “Dilution” section on page 39 of Amendment No. 1.

55.                                 The table must include all shares beneficially owned as determined in accordance with Rule 13d-3, even if beneficial ownership is disclaimed. Please revise footnote 3 accordingly.

In response to the Staff’s comment, the Company has revised the disclosure with respect to all shares beneficially owned by each individual as determined in accordance with Rule 13d-3.

56.                                 We note your disclosure in the last paragraph on page 123. Please identify which selling stockholders are broker-dealers and which are affiliates of broker-dealers.

In response to the Staff’s comment, the Company has revised the disclosure to delete such last paragraph as the Company confirmed with the selling stockholders that no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

57.                                 Please explain how the over-allotment shares will be allocated among selling shareholders, including an explanation of how a partial exercise of the over-allotment option will be allocated.

The Company respectfully advises the Staff that the allocation of the over-allotment shares has not been definitely determined.  The Company submits that it will disclose the requested information on the over-allotment option, including with respect to their allocation in the case of a partial exercise of the over-allotment option, in future amendments prior to effectiveness of the Registration Statement.

Authorized Capital, page 124

58.                                 Your disclosure may not be qualified by reference to statutes. Please revise to last sentence of this section to remove any implication to the contrary.

The Company has revised the disclosure in response to the Staff’s comment.  Please see page 131 of Amendment No. 1.

Underwriting, page 137

59.                                 Please provide more specific information regarding the investment banking and advisory services mentioned in the first sentence of the penultimate full paragraph on page 141.

The Company has revised the disclosure in response to the Staff’s comment.  Please see page 148 of Amendment No. 1.

60.                                 Please tell us, in light of the underwriters’ relationships as affiliates of your lenders under your credit facility, whether you will be using a Qualified Independent Underwriter.

As discussed in the response to comment 22, Deutsche Bank Securities Inc. and Lehman Brothers Inc. are the only underwriters whose affiliates will receive a portion of the Company’s net proceeds from the offering.  Together, affiliates of Deutsche Bank Securities Inc. and Lehman Brothers Inc. will receive less than 10% of the net proceeds of the offering and, therefore, in accordance with Rule 2710(h) of the FINRA rules, the Company will not be required to use a Qualified Independent Underwriter in the offering.

Financial Statements

61.                                 Please update the financial statements when required by Rule 3-12 of Regulation S-X.

The Company respectfully advises the Staff that it has revised Amendment No. 1 to include financial statements as of June 30, 2008, and for the six months ended June 30, 2008 and 2007.

Consolidated Statements of Stockholders’ Deficit, page F-6

62.                                 Please tell us how you determined the allocation of the amounts related to dividends between additional paid-in capital and accumulated earnings (deficit) each period.

The Company respectfully advises the Staff that dividends accrued or paid were, in each period, recorded to additional paid-in capital on a pro rata basis up to the amount available, including the positive recording of compensation expense related to the stock option plan.  Amounts of dividends accrued or paid that exceeded the additional paid-in capital positive balance were then recorded to accumulated deficit for each period effected.

Note 2. 2005 Reorganization and Business Combination, page F-9

63.                                 Please provide an analysis of how you applied the guidance in EITF 88-16 for the 2005 reorganization and business combination. For example, if you applied the guidance in Section 1 of EITF 88-16 for the partial change in accounting basis please indicate how you met the conditions in Section 1.a and 1.b., including how the new investors obtained unilateral control of AGA Medical Holdings. In addition, clearly disclose how you determined the amount of the deemed dividend of $63.5 million.

The Company respectfully advises the Staff that, under Section 1.a. of EITF 88-16, the Company concluded that a change in control occurred in connection with the July 28, 2005 reorganization.  Under Section 1.a. iii of EITF 88-16, the NEWCO control group, consisting of the current groups of stockholders of the Company, obtained unilateral control, and neither party had unilateral control prior to the transaction.  Mr. Gougeon, a continuing shareholder,  was included as part of the NEWCO control group since, under Section 1.c.i of EITF 88-16, Mr. Gougeon, a member of management, was an active participant in the buyout transaction.  Under Section 1.b of EITF 88-16, the Company concluded the criteria were met as the change in controlling voting interests were substantive, genuine and not temporary. In addition, at the date of the transaction, it was probable that the controlling voting interest would not revert to the OLDCO stockholders, nor were there any plans that, in a short period of time after the transaction, the NEWCO stockholders would lose control.  In addition, the Company has revised the disclosure to add how it determined the amount of the deemed dividend of $63.5 million.

64.                                 Please revise to disclose the composition of other current assets, which comprises over 30% of the fair value of acquired assets.

The Company has revised the disclosure in response to the Staff’s comment.  Please see page F-10 of Amendment No. 1.

65.                                 Please revise to disclose the nature of the intangible assets acquired, how these amounts were determined and their related useful lives. If this includes the developed technology included in Note 5 disclose the nature of the technology acquired and how it was valued.

The Company has revised the disclosure in response to the Staff’s comment.  Please see page F-10 of Amendment No. 1.

66.                                 We note the discussion on page F-10 that the purchase price was allocated to acquired assets and liabilities based on management’s determination utilizing a valuation report provided by an independent third-party appraisal firm. Please tell us about the nature and extent of the third party’s involvement in your decision-making process associated with the referenced valuation. While management may elect to take full responsibility for valuing the acquired assets and liabilities, if you choose to continue to refer to the independent third-party appraisal firm in any capacity, please revise the filing to name the independent valuation expert and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure to delete references to the third-party appraisal firm as management ultimately takes full responsibility for valuing the acquired assets and liabilities.  Please see page F-11 of Amendment No. 1.  The conclusions reached by this third-party appraisal firm were taken into consideration by management when recording the allocation of purchase price for financial reporting purposes pursuant to SFAS 141.

Note 3. Unaudited Pro Forma Stockholders’ Deficit, page F-11

67.                                 Please tell us about the amounts in the pro forma stockholders’ Deficit column on page F-4 related to the Series A preferred stock and Class A common stock since there are no shares outstanding on a pro forma basis and why these amounts will not convert into common stock at the time of the offering.

The Company respectfully advises the Staff that amounts in the pro forma stockholders’ deficit column related to the Series A preferred stock and Class A common stock represent the accrued and unpaid dividends accumulated to date presented.  The Company further advises the Staff that it does not intend to convert such accumulated dividends into common stock at the time of consummation of the offering, but it intends to use the Company’s net proceeds from the offering to pay out such accrued and unpaid dividends as disclosed on page 35 of Amendment No. 1.

Note 3. Revenue Recognition, page F-15

68.                                 Please tell us whether you revenue recognition policy is the same for all of your products, including accessories, delivery systems and the other products discussed on pages 71 through 76.

The Company respectfully confirms to the Staff that its revenue recognition policy is the same for all of its products.

69.                                 We note on page 46 that for some customers your products are held on consignment at that customer’s location. Please expand to disclose your accounting policy for revenue recognition on products held on consignment.

The Company has revised the disclosure in response to the Staff’s comment. Please see page F-16 of Amendment No. 1

70.                                 Please tell us whether you offer pricing adjustments on sales to international distributors such as price concessions or price protection and, if so, how this impacts your revenue recognition policy.

The Company respectfully confirms to the Staff that it does not offer pricing adjustments on sales to international distributors, such as price concessions or price protection.

Note 4. Acquisitions, page F-18

71.                                 You describe the August 2006 acquisition as the purchase of distribution rights. However, your allocation of the purchase price includes inventory, property, intangible assets and goodwill. Please revise to clarify whether you acquired a business or assets and how you made that determination. In addition, clarify how you are accounting for the payments to the former owners if certain revenue goals are achieved.

In response to the Staff’s comment, the Company has revised the disclosure to clarify that it acquired a business based on the guidance of SFAS No. 141, Business Combinations.  Please see page F-19 of Amendment No. 1.  In addition, the Company respectfully advises the Staff that payments to the former owners are accounted, if certain revenue goals are achieved, as contingent consideration and recorded annually at the time such revenue goals for that contingent consideration are determined to be probable.

72.                                 We note the discussion on page F-19 that the fair value of the identifiable intangible assets, inventory and property and equipment were determined by management utilizing a valuation report provided by an independent third-party appraisal firm. Please tell us about the nature and extent of the third party’s involvement in your decision-making process associated with the referenced valuation. While management may elect to take full responsibility for valuing the acquired assets and liabilities, if you choose to continue to refer to the independent third-party appraisal firm in any capacity, please revise the filing to name the independent valuation expert and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure to delete references to the third-party appraisal firm as management ultimately takes full responsibility for valuing the acquired assets and liabilities.  Please see page F-20 of Amendment No. 1.  The Company respectfully advises the Staff that it retained the third-party appraisal firm to express an opinion regarding the fair value of material intangible assets and certain fixed assets associated with the Company’s reorganization as of July 28, 2005.  The conclusions reached by this third-party appraisal firm were taken into consideration by management when recording the allocation of purchase price for tax and financial reporting purposes pursuant to SFAS 141.

73.                                 Please clarify your accounting for the termination and transition agreement with the Spanish distributor discussed on page F-20.

The Company has revised the disclosure in response to the Staff’s comment.  Please see pages F-20 and F-21 of Amendment No. 1.

Note 7. Capital Stock, page F-23

74.                                 Please revise to disclose the specific operating milestones that result in adjustments to the conversion price of the Series A preferred stock.

The Company has revised the disclosure in response to the Staff’s comment.  Please se page F-24 of Amendment No. 1.

Note 8. Income Taxes, page F-24

75.                                 Please revise the table at the top of page F-25 to present separately the federal, state and foreign components of deferred taxes, similar to the presentation for current taxes.

The Company has revised the disclosure in response to the Staff’s comment.  Please see page F-26 of Amendment No. 1.

Note 12. Stock Option Plan, page F-30

76.                                 Please provide us with a schedule showing in chronological order, the date of grant, optionee, number of options granted, exercise price and the fair value of the underlying shares of common stock for the options issued during the last 12 months. Please indicate the compensation recorded for each of these issuances and reconcile to the amounts recorded in the financial statements.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has enclosed such schedule as part of the Supporting Materials.

77.                                 Describe to us the objective evidence and analysis which supports your determination of the fair value at each grant and stock issuance date. Highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Also, provide us with a chronological bridge of management’s fair value per share determinations to the current estimated IPO price per share. Please indicate when discussions were initiated with your underwriter(s) about possible offering price ranges.

As discussed in the Company’s response to comment 30, the Company respectfully advises the Staff that the fair value of its common stock at the grant dates during the twelve months prior to June 30, 2008 was $1.99 and $2.75 per share.  In order to determine the $1.99 fair value, the Company’s board of directors relied on, among other factors, an independent valuation carried out in June 2007.  In order to determine the $2.75 fair value, the Company’s board of directors relied on, among other factors, valuations presented to the Company’s stockholders and members of management by certain of the underwriters of this offering.  Discussions with underwriters about possible offering price ranges were initiated in October 2007.  The Company respectfully advises the Staff that there has been no transaction with unrelated parties that the Company can identify to the Staff.  In addition, although it is not yet possible to determine the IPO price range, the Company expects it to exceed the referred-to estimated fair values of its common stock.  The significant factors contributing to the difference include the following:

(1)                                  the IPO price will not include the discount for the lack of liquidity of the Company’s common stock prior to the IPO;

(2)                                  the IPO price will not include the discount related to the negative effect of the outstanding Series A preferred stock liquidation preferences;

(3)                                  the IPO price will be based on then-current financial performance and outlook for the Company which has improved since the dates of grant; and

(4)                                  the development of the research and development pipeline of the Company over the ordinary course of its business, including the progression of clinical trials and the marketing of additional products.

78.                                 Please note that we are deferring any final evaluation of stock compensation until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.

The Company acknowledges the comment from the Staff.

Note 13. Investment, page F-31

79.                                 Disclose your policy for accounting for the investment in the equity of Ample Medical Inc. In addition, tell us where the equity investment has been recorded in your financial statements. Please tell us whether separate audited financial statements for Ample Medical are required under Rule 3-09 of Regulation S-X.

In response to the Staff’s comment the Company has revised Note 13 to disclose that the investment in Ample Medical Inc. is accounted for under the equity method.  In addition, the Company respectfully advises the Staff that the equity investment has been recorded on the balance sheet under the line item “other assets” with the Company’s equity portion of Ample Medical Inc.’s losses recorded on the statement of operations under the line item “investment income (loss).”  The Company respectfully submits to the Staff that separate audited financial statements for Ample Medical Inc. are not required under Rule 3-09 of Regulation S-X.  Investment in Ample Medical, Inc. at December 31, 2007 was $2.4 million, which represents less than 1% of the Company’s consolidated assets.  The Company’s proportionate share of Ample Medical Inc.’s assets at December 31, 2007 was approximately $226,000, which represented less than 0.1% of the Company’s consolidated assets.  Ample Medical Inc. recorded losses before tax from continuing operations for the year ended December 31, 2007, while the Company recorded earnings before tax from continuing operations during the same period.

80.                                 Please revise to disclose the percentage ownership of Ample resulting after the investment and conversion in January 2008.

The Company has revised the disclosure in response to the Staff’s comment. Please see page F-31 of Amendment No. 1.

Note 15. Geographic Information, page F-32

81.                                 We note that International sales are significant each period and on page 2 you indicate that you sell your devices in 101 countries, and that you are expanding your presence in China. We also note on page 94 that you have offices in the UK and Germany. Please tell us whether you have provided all the disclosures of major countries and geographic areas outside the US as required by paragraph 38a of SFAS 131.

The Company confirms to the Staff that it has provided all the disclosures of major countries outside the United States as required by paragraph 38a of SFAS 131.  The Company respectfully advises the Staff that none of the Company’s operations in any individual country represented more than 10% of the Company’s total net sales.  For the year ended December 31, 2007, net sales derived from the Company’s operations in Germany represented approximately 9% of its total net sales and net sales derived from the Company’s operations in the United Kingdom represented approximately 8% of its total net sales.

Consents of Independent Registered Public Accounting Firms — Exhibits 23

82.                                 Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.

The Company confirms that a currently dated and signed consent from its independent auditors is included with Amendment No. 1 and will be included with each future amendment to the Registration Statement.

Expenses page II-1

83.                                 We note your reference to additional insurance in the last paragraph on page 128. Please refer to the requirement to add a separate line item in this section per the instruction to Regulation S-K Item 511.

The Company has revised the disclosure in response to the Staff’s comment. Please see page II-1 of Amendment No. 1.

Item 15. Recent Sales of Unregistered Securities, page II-2

84.                                 Please reconcile the disclosure here regarding your stock issuances and your disclosure in the Statement of Stockholders’ Deficit. Also, please describe the exemption from registration relied upon for the issuances of the shares described in the table.

The Company has revised the disclosure to reconcile it with the disclosure in the Statement of Stockholders’ Deficit of the Company.  In addition, the Company has revised the disclosure to add more details on the disclosure included in the Registration Statement regarding the reliance by the Company on Rule 701 of the Securities Act or on Section 4(2) of the Securities Act.  Please see page II-2 of Amendment No. 1.

Exhibits

85.                                 Given that your document currently includes Easton Associates’ data, your filing should include the consent. It is not appropriate to indicate that the consent will be filed by amendment.

The Company respectfully informs the Staff that the consent from Easton Associates has been filed with Amendment No. 1.

86.                                 Please file your agreement with Dr. Amplatz mentioned on page 16.

The Company has filed the agreement with Dr. Amplatz in response to the Staff’s comment.

Signatures

87.                                 Please provide the date of the signatures.

The Company has provided the date of the signatures with Amendment No. 1.

* * * * * * *

We are grateful for your assistance in this matter.  Please call me (212-455-3352) or John B. Tehan (212-455-2675) with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses to the comment letter.

Very truly yours,

/s/ Kenneth B. Wallach

Kenneth B. Wallach

cc:	Securities and Exchange Commission
Brian Cascio
Jeanne Bennett

AGA Medical Holdings, Inc.
John R. Barr
Ronald E. Lund, Esq.